Sirona Dental Systems, Inc. • Long Island City, NY 11101, USA

VIA EDGAR
Sirona Dental Systems, Inc.
30-30 47th Avenue
Mr. Kevin L. Vaughn	Long Island City
Accounting Branch Chief	NY 11101, USA
United States Securities and Exchange Commission	www.sirona.com
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549

August 12, 2011

Re:	Sirona Dental Systems, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2010

Filed November 18, 2010

File No. 0-22673

Dear Mr. Vaughn:

This letter is in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter dated July 15, 2011 concerning the above-referenced Annual Report on Form 10-K of Sirona Dental Systems, Inc. (the “Company”), as well as the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011. For the convenience of the Staff, we have repeated each of the Staff’s comments immediately above our response to the corresponding comment.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations, page 26

Fiscal Year Ended September 30, 2010 compared to Fiscal Year Ended September 30, 2009, page 29

1.	We note your discussion of sales by segment and the segment information provided in footnote 23 of the financial statements. In future filings, please provide a discussion of the profitability and any material cash needs of your segments or tell us why such discussion is not required. Refer to Section 501.06.a. of the Financial Reporting Codification.

Sirona Dental Systems, Inc. • 30-30 47th Avenue, Suite 500 • Long Island City, NY 11101, USA • Telephone: + 1 718 482-2011 •

Telefax: +1 718 937-5962 • E-Mail: contact@sirona.com

United States Securities and Exchange Commission

August 12, 2011

Response:	We respectfully advise the Staff that in future filings, we will expand the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) to discuss segment profitability, in addition to segment revenue. The discussion of segment profitability will be based on the segment performance measure used for segment reporting purposes in the financial statements.

Our operating cash flows have been more than sufficient to fund our capital expenditures, which have been at relatively low levels between 3% and 5% of revenues. Accordingly, we respectfully advise the Staff that we do not believe that there are material cash needs at the level of any of our segments that would require further discussion in MD&A.

Selling, General and Administrative, page 30

2.	We note from your disclosures on page F-11 the decline in warranty expense in relation to your reported revenue. In future filings, please provide a discussion of this and any other known trends, demands, commitments, events or uncertainties which are reasonably likely to have a material impact on the company’s results of operations, or tell us why such discussion is not required. Refer to Item 303 of Regulation S-K.

Response:	Our warranty expenses were between 2% and 3% of total revenues for the fiscal years ended September 30, 2010, 2009, and 2008, respectively; they were also within that range for the nine months ended June 30, 2011. In addition, the majority of our warranty expenses are incurred by our German subsidiary whose functional currency is the Euro, with exchange rates contributing to higher absolute warranty expenses measured in U.S. Dollar, our reporting currency, in fiscal year 2008 when compared to the more recent periods.

Accordingly, we respectfully advise the Staff that we do not believe further discussion of warranty expenses is appropriate because (i) they do not represent a material component of our operating expenses and thus do not have a material impact on our operating income, and (ii) we do not believe that there is a known trend which is reasonably likely to occur.

Sirona Dental Systems, Inc. • 30-30 47th Avenue, Suite 500 • Long Island City, NY 11101, USA • Telephone: + 1 718 482-2011 •

Telefax: +1 718 937-5962 • E-Mail: contact@sirona.com

United States Securities and Exchange Commission

August 12, 2011

Liquidity and Capital Resources, page 35

3.	We note the amount of pre-tax foreign income and your policy of indefinitely reinvesting the earnings of your foreign subsidiaries on page F-23 and F-24. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K, Section IV of SEC Release 33-8350 and Financial Reporting Codification Section 501.03.a.

Response:	We respectfully advise the Staff that the cash and cash equivalents held by our foreign subsidiaries are not subject to restrictions such that these amounts would not be available for use in the United States.

In addition, we intend to use the majority of the current cash and cash equivalents held by our foreign subsidiaries to repay debt issued by those foreign subsidiaries that will be due in November 2011 (please see our response to comment #14 below). If any funds remain after the repayment of the debt, we intend to indefinitely reinvest these funds outside the U.S., as our current plans do not demonstrate a need to repatriate them to fund our operations in the U.S. In the event that those remaining funds are needed by our U.S. operations, we would be required to accrue and pay taxes in the U.S. to repatriate these funds.

In response to the Staff’s comments, we will provide appropriate enhanced disclosure in our future filings.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 44

Exchange Rate Sensitivity, page 44

4.	With regard to the table provided, please tell us:

•	why the table has no receivable amounts denominated in Euros,

•	why U.S. dollar receivables have exchange rate risk, and

Sirona Dental Systems, Inc. • 30-30 47th Avenue, Suite 500 • Long Island City, NY 11101, USA • Telephone: + 1 718 482-2011 •

Telefax: +1 718 937-5962 • E-Mail: contact@sirona.com

United States Securities and Exchange Commission

August 12, 2011

•	why the total does not agree to the amount in your financial statements.

Response:	We respectfully advise the Staff that the Euro is the functional currency for the majority of Sirona’s operations. The table provided presents the estimated fair values of market risk sensitive instruments that are sensitive to foreign currency exchange rate risk, grouped by functional currency and measured in U.S. dollar, our reporting currency. Following a functional currency approach consistent with generally accepted accounting principles, notably ASC 815, receivables that are denominated in a currency other than the functional currency of the subsidiary holding the receivable represent the only other instruments sensitive to exchange rate changes (other than forward exchange contracts).

A receivable denominated in Euros held by subsidiaries whose functional currency is the Euro is not sensitive to exchange rate changes. Our non-Euro functional currency subsidiaries do not hold receivables denominated in Euros which would represent market sensitive instruments. Accordingly, the table does not include Euro-denominated receivables as a separate group.

However, our German operations generate significant revenues, and consequently receivables, denominated in U.S. Dollars which are sensitive to exchange rate changes between U.S. Dollar and Euro and involve transaction gains or losses. Therefore we disclose these receivables as market sensitive instruments.

We believe that receivables that are actually sensitive to exchange rate risks and fluctuations are the only such instruments required to be presented pursuant to Regulation S-K Item 305. Accordingly, total receivables presented in the table that are sensitive to exchange rate risk do not reconcile with the receivables set forth on the face of the balance sheet.

Sirona Dental Systems, Inc. • 30-30 47th Avenue, Suite 500 • Long Island City, NY 11101, USA • Telephone: + 1 718 482-2011 •

Telefax: +1 718 937-5962 • E-Mail: contact@sirona.com

United States Securities and Exchange Commission

August 12, 2011

5.	Please expand your disclosures in future filings to include foreign currency sensitive debt instruments such as the senior term loan denominated in Euros. Refer to Item 305 of Regulation S-K and General Instructions to Paragraphs 305(a) and 305(b) of Regulation S-K.

Response:	A significant portion of our senior term loan is denominated in Euro. The Euro denominated part of the senior term loan has been granted to one of our German subsidiaries, whose functional currency is the Euro. Accordingly, we respectfully advise the Staff that we do not consider this facility to be a foreign currency risk sensitive instrument.

In response to the Staff’s comments, we will expand the disclosure in future filings to include a discussion of this fact.

Notes to the Consolidated Financial statements, page F-9

Note 2 – Basis of presentation and summary of significant accounting policies, page F-9

Warranty expense, page F-11

6.	Please tell us how the classification of warranty expense as part of selling, general and administrative expense conforms to the requirements of Rule 5-03(b)2 – 4 of Regulation S-X.

Response:	Rule 5-03(b) of Regulation S-X provides for various line items which should appear on the face of the income statement, but does not provide comprehensive definitions of those required line items or include any specific guidance as to the classification of warranty expenses.

We do not include warranty expenses in inventory and, accordingly, warranty expenses do not form part of cost of tangible products sold by Sirona which would require classification as “cost of sales” according to Regulation S-X 5.03(b)2.(a).

We believe that warranty forms part of our operations and should not be classified outside of operating expenses. A separate line item for warranty expenses which represent about 3% of our operating expenses in each of the fiscal years 2010, 2009 and 2008 is not required, considering the guidance in Regulation S-X 5.03(b)(3).

Sirona Dental Systems, Inc. • 30-30 47th Avenue, Suite 500 • Long Island City, NY 11101, USA • Telephone: + 1 718 482-2011 •

Telefax: +1 718 937-5962 • E-Mail: contact@sirona.com

United States Securities and Exchange Commission

August 12, 2011

Our warranty expenses include the legally required warranty and additional arrangements with distributors or end-customers. We view these expenses as necessary in order to maintain customer satisfaction and to secure sales in the future.

Accordingly, warranty expenses form part of “Selling, general and administrative expense” on our income statement, as described in Note 2 to our financial statements. Based on our analysis, we do not believe that our classification deviates from the requirements of generally accepted accounting principles, including Regulation S-X 5-03(b).

Note 4 – Employee Share-Based Compensation, page F-15

7.	In future filings please provide all the disclosures required by paragraphs 718-10-50-2.c through d of the FASB Accounting Standards Codification.

Response:	In response to the Staff’s comments, in future filings, we will expand our disclosure in Note 4, Employee Share-Based Compensation, to provide all applicable disclosures pursuant to paragraph 718-10-50-2.c and d, including our restricted stock units (RSUs) and performance stock units (PSUs).

Note 5 – Comprehensive Income, page F-18

8.	Please provide a schedule showing the ending balance of each item of accumulated other comprehensive income in future filings. Refer to paragraph 220-10-55-15 of the FASB Accounting Standards Codification.

Response:	In response to the Staff’s comments, in future filings, we will provide a schedule reconciling each item of accumulated other comprehensive income.

Note 10 – Income taxes, page F-21

9.	Please revise future filings to disclose the amount of undistributed earnings of your foreign subsidiaries that are intended to be indefinitely reinvested in those operations in accordance with paragraph 740-30-50-2 of the FASB Accounting Standards Codification.

Sirona Dental Systems, Inc. • 30-30 47th Avenue, Suite 500 • Long Island City, NY 11101, USA • Telephone: + 1 718 482-2011 •

Telefax: +1 718 937-5962 • E-Mail: contact@sirona.com

United States Securities and Exchange Commission

August 12, 2011

Response:	In response to the Staff’s comments, in future filings, we will revise the disclosure to include the amount of undistributed earnings of our foreign subsidiaries for which a deferred tax liability is not recognized because it is intended to be indefinitely reinvested in those operations.

Note 13 – Long-term debt, page F-25

10.	In future filings, please provide the actual rate of interest as of the balance sheet date for each debt obligation outstanding. Refer to Rule 5-02.22(a)(1) of Regulation S-X.

Response:	In response to the Staff’s comments, in future filings, we will include the actual interest rate as of the balance sheet date for each debt obligation outstanding.

Note 20 – Net Other Operating Income and Restructuring Costs, page F-31

11.	Please tell us how the classification of the exclusivity payment as part of Net Other Operating Income and Restructuring Costs conforms to the requirements of Rule 5-03(b)1.(a) of Regulation S-X.

Response:	We received a payment from Patterson, one of our distributors in North America, in exchange for the extension of exclusive distribution rights to Patterson as for certain Sirona products in the U.S. and Canada. We respectfully direct the Staff to Note 14 – Deferred Income, page F-26, where we discuss further the terms of this exclusivity payment. Patterson was our distributor before making the exclusivity payment for many years and continues to be a significant distributor through the date of this letter. The prices to Patterson for purchases of our products, including those subject to exclusive distribution rights, remained unchanged as a result of the exclusivity payment when compared to the prices that were in place prior to the payment. We believe that this payment is not directly associated with sales of Sirona’s products, but represents the consideration for a distribution right. The distribution right acquired by Patterson had no cost basis on our books. We did not record a gain from the transfer of such right immediately in operating income because a breach of the exclusivity agreement by either party could result in a refunding obligation to Patterson. Accordingly, the upfront payment is being amortized ratably over the ten year term of the distribution agreement.

Sirona Dental Systems, Inc. • 30-30 47th Avenue, Suite 500 • Long Island City, NY 11101, USA • Telephone: + 1 718 482-2011 •

Telefax: +1 718 937-5962 • E-Mail: contact@sirona.com

United States Securities and Exchange Commission

August 12, 2011

Rule 5.03(b)1.(a) of Regulation S-X requires sales of tangible products to be presented as “Net sales” on the face of the income statement.

We reviewed this guidance at the time the payment was received, and concluded that including the exclusivity payment in “Revenue” would not be appropriate under generally accepted accounting principles in light of the fact pattern above.

Note 23 – Segment Reporting, page F-33

12.	Please disclose the amount or percentage of revenue from each major customer individually in future filings. Refer to paragraph 280-10-50-42 of the FASB Accounting Standards Codification.

Response:	We respectfully advise the Staff that we disclosed the percentage of revenue generated from two customers in Note 2, Concentration of credit risk, in our financial statements and name of each major customer representing more than 10% of total revenues in Item 1A. Risk Factors – “We are dependent upon a limited number of distributors for a significant portion of our revenue, and loss of these key distributors could result in a loss of a significant amount of our revenue” on page 13.

In response to the Staff’s comments, in future filings, we will move the concentration of revenue disclosure to Note 23 Segment Reporting, and expand the disclosure to include the following information on revenues per major customer below the “Segment Results” table:

“For the fiscal years ended September 30, 2011, 2010 and 2009, Patterson Dental Company, Inc. and Henry Schein, Inc. accounted for xx%, 30%, and 29%, and xx%, 15%, and 16%, respectively, of our total revenues.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Management Discussion and Analysis of Financial Condition and Results of Operations, page 23

Net Cash Provided by Operating Activities, page 31

13.	We note from your statement of cash flows on page six that cash flows related to accounts receivable and inventories had a significant impact on your cash provided by

Sirona Dental Systems, Inc. • 30-30 47th Avenue, Suite 500 • Long Island City, NY 11101, USA • Telephone: + 1 718 482-2011 •

Telefax: +1 718 937-5962 • E-Mail: contact@sirona.com

United States Securities and Exchange Commission

August 12, 2011

operating activities. Please revise future filings to discuss material changes in the underlying drivers of your working capital changes to provide a sufficient basis for a reader to analyze the change. Refer to Item 303(a) of Regulation S-K and Release 33-8350.

Response:	In response to the Staff’s comment, we have expanded our disclosure in Form 10-Q for the third quarter of fiscal year 2011 as follows:

“Net cash provided by operating activities was $105.4 million for the nine months ended June 30, 2011 compared to $136.0 million for the nine months ended June 30, 2010. The primary contributing factor to the decrease in cash provided by operating cash flows in the nine months ended June 30, 2011 was an increase in accounts receivable and inventories, driven by the overall increase in revenues, which was strongest at the end of the quarter, as well as the expansion of our global sales and service infrastructure, resulting in higher working capital requirements.”

Senior Facilities Agreement, page 31

14.	In future filings, please provide a discussion of prospective information regarding the sources of funds to meet the cash needs of your senior term loans maturing on November 24, 2011. Refer to Item 303(a)(1) of Regulation S-K, Instructions 2 and 5 to Item 303(a), and Section 501.03.a. of the Financial Reporting Codification.

Response:	In response to the Staff’s comment, we have expanded our disclosure in Form 10-Q for the third quarter of fiscal year 2011 as follows:

“The Company anticipates using its current cash balance of $331.2 million as of June 30, 2011, plus its expected operating cash flows and access to capital markets, to comply with its repayment obligations for the final senior debt tranche due in November 2011.”

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Sirona Dental Systems, Inc. • 30-30 47th Avenue, Suite 500 • Long Island City, NY 11101, USA • Telephone: + 1 718 482-2011 •

Telefax: +1 718 937-5962 • E-Mail: contact@sirona.com

United States Securities and Exchange Commission

August 12, 2011

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require further information with respect to the foregoing, please do not hesitate to call me at +43 662 2450 509 or Steven Suzzan of Fulbright & Jaworski L.L.P. at (212) 318-3092.

Sincerely,

/s/ Simone Blank
Simone Blank Executive Vice President and Chief Financial Officer

cc:	Gary Newberry, Securities and Exchange Commission

Lynn Dicker, Securities and Exchange Commission

Steven Suzzan, Fulbright & Jaworski L.L.P.

Sirona Dental Systems, Inc. • 30-30 47th Avenue, Suite 500 • Long Island City, NY 11101, USA • Telephone: + 1 718 482-2011 •

Telefax: +1 718 937-5962 • E-Mail: contact@sirona.com